EXHIBIT 12.10

CSG Systems International, Inc.

Ratio of Earnings to Fixed Charges

(in thousands, except ratio)

Six Months Ended June 30, 2008 (unaudited)
Income from continuing operations before income taxes	$44,186

Fixed Charges:
Interest on long-term and short-term debt including amortization of debt expense	3,682
Interest element of rentals	1,748

Total fixed charges	5.430

Earnings before income taxes and fixed charges	$49,616

Ratio of earnings to fixed charges	9.14